SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  BLOCKLISTING SIX MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  9 NOVEMBER 2006


                       BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      9 November 2006

---------------------------------------  --------------------------------------
1. Name of applicant:                    AMVESCAP PLC

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
2. Name of scheme:                       AMVESCAP PLC EXECUTIVE SHARE OPTION
                                         SCHEME

---------------------------------------  --------------------------------------

----------------------------- ---------- --------------- ------ ---------------
3. Period of return:          From:      8 MAY 2006      To:    7 NOVEMBER 2006

----------------------------- ---------- --------------- ------ ---------------

---------------------------------------  --------------------------------------
4. Balance under scheme from previous    1,365,631 ORDINARY SHARES OF
   return:                               US$0.10 EACH

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
5. The amount by which the block scheme  12,000,000
   has been increased, if the scheme
   has been increased since the date
   of the last return

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
6. Number of securities issued/allotted  4,078,041 ORDINARY SHARES OF
   under scheme during period:           US$0.10 EACH

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
7. Balance under scheme not yet issued/  9,287,590 ORDINARY SHARES OF
   allotted at end of period             US$0.10 EACH

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
8. Number and class of securities        12,000,000 ORDINARY SHARES OF
   originally listed and the date of     25P EACH LISTED ON 8 MAY 2002.
   admission

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
9. Total number of securities in issue   829,280,649
   at the end of the period.

---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------


Name of contact:                         ANGELA TULLY
---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
Address of contact:                      30 FINSBURY SQUARE, LONDON EC2
---------------------------------------  --------------------------------------
---------------------------------------  --------------------------------------
Telephone number of contact:             020 7065 3652
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

SIGNED BY   _A. Tully_____________________________________________
             --------
            Assistant Company Secretary/, for and on behalf of

            _AMVESCAP PLC______________________________________________
             ------------
            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  9 November, 2006                  By   /s/  Angela Tully
      -----------------                   --------------------------
                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary